FILED PURSUANT TO RULE 424(b)(3)
REGISTRATION NO. 333-144203

PROSPECTUS SUPPLEMENT NO. 1 TO PROSPECTUS DATED JULY 11, 2007

CELLCYTE GENETICS CORPORATION

OFFERING OF 9,523,448 SHARES OF COMMON STOCK

This Prospectus Supplement No. 1 should be read together with the Prospectus dated July 11, 2007 (the "Prospectus") of Cellcyte Genetics Corporation (the "Company") relating to the offering of 9,523,448 shares of our common stock by the selling shareholders (each a "Selling Shareholder") named in the Prospectus under the heading "Selling Shareholders". These shares include the following shares, all as described in the Prospectus under "Selling Shareholders":

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 678,060 shares of our common stock issued on March 30, 2007 pursuant to the settlement of certain outstanding indebtedness of a subsidiary;

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 205,000 shares of our common stock issued on March 30, 2007 upon the cancellation of certain outstanding warrants of a subsidiary;

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 3,981,164 shares of our common stock issued on March 30, 2007 pursuant to a private placement;

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 678,060 shares of our common stock issuable upon the exercise of 678,060 common stock purchase warrants issued pursuant to the settlement of certain outstanding indebtedness of a subsidiary (the "Settlement Warrants"); and

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 3,981,164 shares of our common stock issuable upon the exercise of 3,981,164 common stock purchase warrants issued  pursuant to the private placement (the "Private Placement Warrants").

We will not receive any proceeds from the sale of shares by the Selling Shareholders. However, we will receive proceeds upon the exercise of any common stock purchase warrants that may be exercised by certain of the Selling Shareholders. If all of the warrants are exercised we will receive proceeds in an amount of $13,977,672.

Our common stock is registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is quoted on the NASD Over-the-Counter Bulletin Board (the "OTCBB") under the symbol "CCYG.OB". The last reported sales price per share of our common stock as reported by the OTCBB on July 3, 2008 was $0.37.

Our principal offices are located at 1725 220th Street SE, Suite 103, Bothell, Washington, and our telephone number is (425) 483-6101.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus dated July 11, 2007. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus.

The purchase of the securities offered through the Prospectus as amended and supplemented hereby involves a high degree of risk. You should invest in our common stock only if you can afford to lose your entire investment. You should carefully read and consider the section of the prospectus titled "Risk Factors" before buying any of our shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus as amended and supplemented hereby. Any representation to the contrary is a criminal offence.

The date of this prospectus supplement is July 7, 2008.

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SELLING SHAREHOLDERS

The table below supplements and amends the Selling Shareholders' table beginning on page 16 of the Prospectus. The information set forth in the table below regarding the Selling Shareholders named in the table supersedes the information regarding these Selling Shareholders in the Prospectus, under each category listed. The following table provides information regarding the Selling Shareholders named and the number of shares of common stock they are offering for resale.

Information with respect to ownership is based upon information obtained from the Selling Shareholders. Information with respect to "Shares Owned Prior to this Offering" includes the shares issuable upon exercise of the warrants held by the Selling Shareholders. The "Number of Shares Being Offered" includes the shares acquired by the Selling Shareholders in the transactions described in the Prospectus and the shares that are issuable upon exercise of the warrants acquired by the Selling Shareholders. Information with respect to "Shares Owned After this Offering" assumes the sale of all of the shares and no other purchases or sales of our common stock by the Selling Shareholders. Except as described below and to our knowledge, the named Selling Shareholders own and have sole voting and investment power over all shares or rights to these shares. Except for their ownership of common stock described below, none of the Selling Shareholders had or have any material relationship with us. On information and belief based upon query by the Company to the Selling Shareholders, we do not believe that any of the Selling Shareholders below are registered broker-dealers or affiliates of registered broker-dealers.
	Shares Owned Prior To This Offering(1)		Number of Shares Being Offered(1)	Shares Owned After This Offering(1)
Name of Selling Shareholder	Number	Percentage	Number	Number	Percentage
Settlement Units
Brett Nesland	14,292(2)	*	14,292(2)	Nil	Nil
Private Placement Units
Niles R.W. Robbins	66,666(2)	*	66,666(2)	Nil	Nil

*Less than one percent.

  Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power.

  The number of shares held and offered by each Selling Shareholder named in the table was inadvertently stated incorrectly in the Prospectus.

REPRICING OF WARRANTS

The Prospectus is also hereby amended and supplemented to disclose the repricing of the Settlement Warrants and Private Placement Warrants. Each Settlement Warrant and Private Placement Warrant when issued entitled the holder to purchase one share of our common stock at an exercise price of $3.00 per share commencing on the date of issuance for a period ending on the later of 18 months from the date of issuance and 12 months from the effective date of the registration statement of which the Prospectus, as amended and supplemented hereby, forms a part.

The Settlement Warrants and Private Placement Warrants have been repriced such that each such warrant entitles the holder to purchase one share of our common stock at an exercise price of $0.30 per share commencing on the date of issuance for a period ending on the later of 18 months from the date of issuance and 12 months from the effective date of the registration statement of which this Prospectus, as amended and supplemented hereby, forms a part.

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